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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


[X] Form 10-K G Form 20-F G Form 11-K     SEC File Number: 1-9298

G Form 10Q G Form N-SAR              Cusip Number: 755103108

For Period Ended: December 28, 2003
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                 -------------


    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Entire Form 10-K

PART I - REGISTRANT INFORMATION

Raytech Corporation
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Full Name of Registrant

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Former Name if Applicable
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Four Corporate Drive , Suite 295
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Address of Principal Executive Office (Street and Number)

Shelton, CT 06484
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City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
[X] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth.

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

 John B. Devlin                   203                        925-8021
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(Name)                        (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes o No

(3) Is it anticipated that any significant change in results of operations from the
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      corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes o No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                               RAYTECH CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:                           By: /s/ John B. Devlin
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                                Name: John B. Devlin
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                                Title: Vice President, Finance and Chief
                                       Financial Officer
                                       -----------------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)
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[for Part III, Narrative]

      The registrant's Report on Form 10-K for the fiscal year ended December 28, 2003, cannot be filed timely and the reason for the untimely filing cannot be eliminated without incurring unreasonable effort and expense. The Company is finalizing its accounting disclosures relating to an impairment of goodwill and other intangible assets as well as impairment to certain long-lived assets. In addition, the Company is completing the analysis of the above charges on deferred tax assets and certain contractual obligations. The Company is also seeking waivers from its lenders with respect to certain covenants in its lending agreements. Certain of these covenants, if not waived, would make the debt callable by the lending institutions. Completion of these matters requires discussions between management and the Audit Committee and Board of Directors, which has not been possible to complete prior to the due date for the Report, and this delay cannot be eliminated without unreasonable effort or expense.

[for Part IV, Other Information, (3)]

It is currently anticipated that the Company will report a net loss approximating $65-70 million for the fiscal year ended December 28, 2003, of which approximately $50 million relates to an impairment charge taken in the fourth quarter. Losses of $15-20 million in the fiscal year are attributable to losses in its Wet Friction segment, the impact of certain deferred tax asset adjustments and environmental charges. The Company recorded a net loss of $2.8 million or $.07 loss per basic share for the 2002 fiscal year.

The impact of the charges noted above was a decrease in cash during fiscal 2003 of $3.6 million. The year-end cash of $16.4 million compares to $20.0 million at year-end 2002. The total cash and available lines of credit were $27 million and $28.8 million at year-end 2003 and 2002, respectively.